Exhibit 99.2

NICE inContact Recognized in 2018 Shatter List for Actively Working to Break
Technology’s Glass Ceiling

NICE inContact chosen for promoting and driving diversity inclusion and measures helping transform technology culture

Salt Lake City, July 3 X, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced it has been recognized in the Women Tech Council’s 2018 Shatter List for actively employing measures to help break technology’s glass ceiling. NICE inContact was among 44 companies recognized based on the development and successful implementation of measures that create inclusive cultures where women can contribute and succeed.

“Being included in the Shatter List requires a holistic and active commitment to creating inclusive cultures from the executive level all the way down to entry positions,” said Cydni Tetro, president of the Women Tech Council. “The best practices these companies are developing and implementing to actively champion women boost the teams and individuals in their organization, while simultaneously helping shatter the glass ceiling for the entire technology industry.”

In making the list, NICE inContact was evaluated and scored against hundreds of technology companies on executive engagement, company programming, community investment and women’s or D&I (diversity and inclusion) groups. All data was gathered from 10 secondary data sets and required active demonstration of visible activities at all levels of the company showing commitment and progress in these four areas.

“Core to our success has been building an inclusive, supportive culture which gives a voice to each and every employee,” said Paul Jarman, CEO of NICE inContact. “Our industry thrives on creating experiences where diverse input and perspectives are valued – we’ve applied that to how we build experiences at NICE inContact. We’re pleased to be able to work with the Women Tech Council to further the cause of equal opportunity in technology, so we can collectively shatter that glass ceiling.”

NICE inContact was recognized for its support and promotion of women in the technology industry. Criteria included:

•	Executive engagement – Executive leadership support and sponsorship of the WIT committee and community outreach to support diversity.

•	Company programming – A WIT (Women in Technology) committee dedicated to supporting diversity throughout the company.

•	Community investment – Sponsorship of Women Tech Council, and participation in STEM (Science, Technology, Engineering and Mathematics) mentorship activities such as SHE Tech and on-site STEM events.

•	Women’s group – Active involvement the WTC Best Practices Forum and supporting women internally throughout the organization, including locations in Bolivia and India.

This recognition by the Women Tech Council comes in a series of accolades that highlight the company’s commitment to providing NICE inContact CXone, the world’s #1 cloud customer experience platform, to customers and partners. Most recently, NICE inContact CXone ranked first overall in Ventana Research’s Cloud Value Index, was named Best New Technology Solution by the ICMI Global Contact Center Awards and earned the Gold Stevie® Award for the New Product or Service of the Year - Software - Relationship Management Solution category, for The 16th Annual American Business Awards®. NICE inContact is recognized as a market leader by five industry analyst firms including Gartner, Ovum, IDC, Frost and Sullivan and DMG. NICE inContact was placed in the leader quadrant in the 2017 Gartner Cloud Contact Center as a Service (CCaaS) Magic Quadrant and has been named a Leader every year since this Magic Quadrant’s inception in 2015.

For more information about careers at NICE inContact, visit http://www.niceincontact.com/call-center-software-company/careers. To learn more about the Shatter List, visit www.womentechcouncil.org.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Women Tech Council
Women Tech Council (WTC) is a national organization focused on the economic impact of women in the technology sector through developing programs that propel the economic pipeline from high school K-12 to the C-suite. WTC offers mentoring, visibility, opportunities and networking to more than 10,000 women and men working in technology to create business environments focused on inclusivity and high performance. Through this work, WTC propels women in technology careers and the talent pipeline by ensuring a strong, diverse and entrepreneurial technology workforce. For more information on Women Tech Council, visit: www.womentechcouncil.org.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.